UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Completion of Own Share Repurchase Program.

Autonomous City of Buenos Aires, July 8, 2024

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Completion of Own Share Repurchase Program.

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) (from now on, “Supervielle” or the “Company”), a financial services company from Argentina with national presence, informs that it has concluded the Share Repurchase Program (the “Program”) which was announced on April 22, 2024, under ID 3185796 with subsequently modified on May 7, 2024, and June 4, 2024, under IDs 3193829 and 3208765 respectively.

In this regard, it is reported that the Company has acquired a total of 4.940.665 common shares of V$N1, equivalent to 1.08177% of the share capital from the start of the Program to date.

Furthermore, it is reported that: (i) the amount of share acquisitions did not exceed twenty-five percent (25%) of the average daily transaction volume of the sum of the markets in which the Company's shares are traded during the previous ninety (90) business days, and (ii) all repurchased shares under the Program were acquired in the local market through Bolsas y Mercados Argentinos S.A. (“ByMA”).

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 8, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer